Exhibit 99.1

GRACO INC. P.O. Box 1441 Minneapolis, MN 55440-1441 NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, October 23, 2013	Financial Contact: James A. Graner (612) 623-6635 Media Contact: Bryce Hallowell (612) 623-6679

Graco Reports Record Third Quarter Sales and Earnings

MINNEAPOLIS, MN (October 23, 2013) - Graco Inc. (NYSE: GGG) today announced results for the quarter and nine months ended September 27, 2013.

Summary

$ in millions except per share amounts

	Thirteen Weeks Ended			Thirty-nine Weeks Ended
	Sep 27,	Sep 28,	%	Sep 27,	Sep 28,	%
	2013	2012	Change	2013	2012	Change

Net Sales	$277.0	$256.5	8%	$832.1	$758.8	10%
Net Earnings	56.1	37.1	51%	166.1	106.9	55%
Diluted Net Earnings per Common Share	$0.89	$0.60	48%	$2.65	$1.73	53%

—	Sales for the quarter increased 8 percent over last year, driven by a 24 percent increase in the Contractor segment, along with modest increases in Industrial and Lubrication. Year-to-date sales increased 10 percent, including 4 percentage points from the first quarter impact of the Powder Finishing operations (acquired in April 2012) and strong Contractor segment sales.

—	Gross margin rate for the quarter was consistent with last year’s third quarter. Year-to-date gross margin rate was one percentage point higher than last year, which included non-recurring inventory charges in the second quarter related to the acquisition of Powder Finishing.

—	Acquisition and divestiture costs for the quarter decreased by $3 million. Year-to-date operating expenses included acquisition and divestiture costs of $1 million, a decrease of $14 million compared to the comparable period last year.

—	Other expense (income) included dividend income received from the Liquid Finishing businesses held as a cost-method investment. Dividends were $9 million for the quarter, up from $4 million last year and $24 million year-to-date, up from $8 million last year.

—	Lower effective income tax rates in 2013 reflected the effects of higher after-tax dividend income, the renewal of the federal R&D credit, additional benefit from business credits and deductions and foreign earnings taxed at lower rates than in the United States.

—	Changes in currency translation rates did not have a significant effect on consolidated operating results. Favorable effects of rate changes in EMEA were offset by unfavorable effects in Asia Pacific.

—	Cash flow from operations remained strong through the first nine months of 2013, with $152 million applied to reduction of long-term debt and $74 million returned to investors through dividends and Company stock repurchases.

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“This was the ninth consecutive quarter Graco posted sales that set a new quarterly record, an achievement that reflects the commitment of our employees and distributors to executing our strategic growth initiatives,” said Patrick J. McHale, Graco’s President and Chief Executive Officer. “The Company’s rates of growth throughout the world remained diverged in the third quarter of 2013, with strong year-over-year growth in the Americas, moderate growth in EMEA and a sales decline in Asia Pacific. Our overall sales growth for the quarter was strong, as we continue to benefit from the U.S. housing market recovery.”

Consolidated Results

Sales for the quarter increased 8 percent, including increases of 15 percent in the Americas and 8 percent in EMEA (4 percent at consistent translation rates). Sales for the quarter decreased 9 percent in Asia Pacific (6 percent at consistent translation rates). Year-to-date sales increased 10 percent, including increases of 13 percent in the Americas and 11 percent in EMEA (9 percent at consistent translation rates). Year-to-date sales were flat in Asia Pacific (up 2 percent at consistent translation rates). The first quarter impact of the Powder Finishing operations acquired in April 2012 contributed approximately 4 percentage points of the total year-to-date growth and accounted for most of the growth in EMEA (at consistent translation rates).

Gross profit margin, expressed as a percentage of sales, was 54 1⁄2 percent for the quarter, consistent with the comparable period last year. Year-to-date gross profit margin rate was 55 percent, up 1 percentage point from last year. Non-recurring inventory-related purchase accounting effects totaling $7 million reduced last year’s year-to-date gross margin rate by approximately 1 percentage point.

Total operating expenses for the quarter and year-to-date were slightly lower than the comparable periods last year. Volume-related increases in selling, marketing and distribution expenses were more than offset by decreases in general and administrative expenses, including acquisition and divestiture cost decreases of $3 million for the quarter and $14 million year-to-date.

Other expense (income) included dividends received from the Liquid Finishing businesses that are held separate from the Company’s other businesses. Such dividends totaled $9 million for the quarter and $24 million year-to-date, up from $4 million for the quarter and $8 million year-to-date received in the comparable periods last year.

The effective income tax rates of 24 percent for the quarter and 27 percent year-to-date were lower than the comparable periods last year. This year’s rates included the impact of the federal R&D credit that was renewed in the first quarter, effective retroactive to the beginning of 2012. There was no R&D credit recognized in 2012. The effective rates in 2013 also reflected the effect of higher after-tax dividend income received from the Liquid Finishing businesses held separate, and the effect of more foreign earnings that are taxed at lower rates than in the United States. The effective rate for the quarter also included the impact of additional benefit from U.S. business credits and deductions.

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Segment Results

Certain measurements of segment operations are summarized below:

	Thirteen Weeks			Thirty-nine Weeks
	Industrial	Contractor	Lubrication	Industrial	Contractor	Lubrication
Net sales (in millions)	$156.7	$92.9	$27.4	$480.5	$269.1	$82.5
Percentage change from last year
Sales	1%	24%	2%	7%	18%	(0)%
Operating earnings	5%	67%	3%	13%	44%	2%
Operating earnings as a percentage of net sales
2013	32%	23%	20%	33%	23%	21%
2012	30%	17%	20%	31%	19%	21%

Industrial segment sales for the quarter increased 1 percent, with increases of 3 percent in the Americas and 10 percent in EMEA (6 percent at consistent translation rates), mostly offset by an 11 percent decrease in Asia Pacific (9 percent at consistent translation rates). Year-to-date sales increased 7 percent, mostly from Powder Finishing operations acquired in April 2012. Operating margin rate for the Industrial segment increased compared to last year, driven by improved gross margin rates. The effects of purchase accounting related to inventory reduced the 2012 year-to-date operating margin rate by approximately 2 percentage points.

Contractor segment sales for the quarter increased 24 percent, including increases of 38 percent in the Americas and 4 percent in EMEA (flat at consistent translation rates) and a decrease of 8 percent in Asia Pacific. Year-to-date sales were up 18 percent, driven by increases in the Americas. Higher sales volume and expense leverage led to higher operating margin rates in the Contractor segment.

Lubrication segment sales for the quarter increased 2 percent, mostly from increases in Asia Pacific. Year-to-date sales were flat, with increases in Europe offset by decreases in Asia Pacific. Operating margin rates were steady in this segment.

Acquisition in 2012

On April 2, 2012, the Company completed the purchase of the finishing businesses of Illinois Tool Works Inc. The acquisition included Powder Finishing and Liquid Finishing equipment operations, technologies and brands. Results of the Powder Finishing business have been included in the Industrial segment since the date of acquisition.

Pursuant to a March 2012 order, the Liquid Finishing businesses were to be held separate from the rest of Graco’s businesses while the United States Federal Trade Commission (“FTC”) considered a settlement with Graco and determined which portions of the Liquid Finishing business Graco must divest.

In May 2012, the FTC issued a proposed decision and order which requires Graco to sell the Liquid Finishing business assets, including certain business activities related to the development, manufacture, and sale of products under the Binks®, DeVilbiss®, Ransburg® and BGK® brand names, no later than 180 days from the date the order becomes final. The FTC has not yet issued its final decision and order.

The Company has retained the services of an investment bank to help it market the Liquid Finishing businesses and identify potential buyers. While it seeks a buyer, Graco must continue to hold the Liquid

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Finishing business assets separate from its other businesses and maintain them as viable and competitive.

The Company does not control the Liquid Finishing businesses, nor is it able to exert influence over those businesses. Consequently, the Company’s investment in the shares of the Liquid Finishing businesses has been reflected as a cost-method investment, and its financial results have not been consolidated with those of the Company. Income is recognized based on dividends received from current earnings and is included in other income.

The Liquid Finishing businesses generated sales of $76 million and EBITDA of $16 million in the third quarter.

Outlook

“We expect to achieve growth in every region in the fourth quarter of 2013,” said McHale. “The housing recovery and a marginally favorable economic environment in the U.S. should continue to provide a tailwind for growth in our Contractor and Industrial segments in the Americas. We don’t see a catalyst to advance the weak macroeconomic environments in Asia Pacific or EMEA in the near term, but we expect modest growth in the fourth quarter. As we finish out 2013 and look toward 2014, Graco’s global team remains focused on our strategic growth initiatives of expanding our distribution channels, developing innovative new products, conversion of end users from manual painting techniques to using spray equipment, and continuing our efforts to expand into adjacent new markets.”

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, our Form 10-Qs and Form 8-Ks, and other disclosures, including our 2012 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: changes in laws and regulations; economic conditions in the United States and other major world economies; whether we are able to locate, complete and effectively integrate acquisitions; whether we are able to effectively and timely complete a divestiture of the acquired Liquid Finishing businesses, which has not been completed and remains subject to FTC approval; risks incident to conducting business internationally, including currency fluctuations and political instability; supply interruptions or delays; the ability to meet our customers’ needs, and changes in product demand; new entrants who copy our products or infringe on our intellectual property; results of and costs associated with, litigation, administrative proceedings and regulatory reviews incident to our business; compliance with anti-corruption laws; the possibility of decline in purchases from few large customers of the Contractor segment; fluctuations in new construction and remodeling activity; natural disasters; and security breaches. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2012 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com/ir and the Securities and Exchange Commission’s website at www.sec.gov.

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Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, October 24, 2013, at 11:00 a.m. ET, to discuss Graco’s third quarter results.

A real-time webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com/ir. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2:00 p.m. ET on October 24, 2013, by dialing 800-406-7325, Conference ID #4643781, if calling within the U.S. or Canada. The dial-in number for international participants is 303-590-3030, with the same Conference ID #. The replay by telephone will be available through October 27, 2013.

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and coating materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com/ir.

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GRACO INC. AND SUBSIDIARIES

Consolidated Statement of Earnings (Unaudited)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
(in thousands, except per share amounts)	Sep 27,	Sep 28,	Sep 27,	Sep 28,
	2013	2012	2013	2012
Net Sales	$277,035	$256,472	$832,101	$758,778
Cost of products sold	126,162	116,539	371,845	347,136

Gross Profit	150,873	139,933	460,256	411,642
Product development	12,508	12,485	37,396	36,625
Selling, marketing and distribution	44,297	41,230	132,207	121,803
General and administrative	24,342	29,887	74,213	86,439

Operating Earnings	69,726	56,331	216,440	166,775
Interest expense	4,450	5,233	13,837	14,281
Other expense (income), net	(8,425)	(3,233)	(23,671)	(6,170)

Earnings Before Income Taxes	73,701	54,331	226,274	158,664
Income taxes	17,600	17,200	60,200	51,800

Net Earnings	$56,101	$37,131	$166,074	$106,864

Net Earnings per Common Share
Basic	$0.91	$0.61	$2.71	$1.77
Diluted	$0.89	$0.60	$2.65	$1.73
Weighted Average Number of Shares
Basic	61,333	60,570	61,222	60,369
Diluted	62,996	61,778	62,748	61,640
Segment Information (Unaudited)
	Thirteen Weeks Ended		Thirty-nine Weeks Ended
	Sep 27,	Sep 28,	Sep 27,	Sep 28,
	2013	2012	2013	2012
Net Sales
Industrial	$156,654	$154,704	$480,500	$447,027
Contractor	92,942	74,851	269,068	228,943
Lubrication	27,439	26,917	82,533	82,808

Total	$277,035	$256,472	$832,101	$758,778

Operating Earnings
Industrial	$49,429	$47,162	$156,178	$138,646
Contractor	21,459	12,835	62,370	43,339
Lubrication	5,497	5,356	17,285	16,988
Unallocated corporate (expense)	(6,659)	(9,022)	(19,393)	(32,198)

Total	$69,726	$56,331	$216,440	$166,775

All figures are subject to audit and adjustment at the end of the fiscal year.

The consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management’s Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com/ir.

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